**RELIANCE Infrastructure**
**Anil Dhirubhai Ambani Group**



**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com



April 7, 2010



**Exemption No: 82-35008**

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**SUPPL**

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated April 7, 2010 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges for the quarter ended March 31, 2010. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above



# Reliance Infrastructure
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 7, 2010

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

**Sub: Compliance Report on Corporate Governance for the quarter ended March 31, 2010**

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended March 31, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary


Encl: As above

**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 7, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

**Sub: Compliance Report on Corporate Governance for the quarter ended March 31, 2010**

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended March 31, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl: As above

## Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Infrastructure Limited

Quarter ending on: March 31, 2010

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| **I. Board of Directors** | 49 (I) | Yes | |
| (A) Composition of Board | 49 (IA) | Yes | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (IC) | Yes | |
| (D) Code of Conduct | 49 (ID) | Yes | |
| **II. Audit Committee** | 49 (II) | Yes | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | Yes | |
| (B) Meeting of Audit Committee | 49 (IIB) | Yes | |
| (C) Powers of Audit Committee | 49 (IIC) | Yes | |
| (D) Role of Audit Committee | 49 II(D) | Yes | |
| (E) Review of Information by Audit Committee | 49 (IIE) | Yes | |
| **IV. Disclosures** | 49 (IV) | Yes | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | NA | |
| (C) Board Disclosures | 49 (IV C) | Yes | |

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | Yes | |
| (E) Remuneration of Directors | 49 (IV E) | Yes | |
| (F) Management | 49 (IV F) | Yes | |
| (G) Shareholders | 49 (IV G) | Yes | |
| **V. CEO/CFO Certification** | 49 (V) | Yes | |
| **VI. Report on Corporate Governance** | 49 (VI) | Yes | |
| **VII. Compliance** | 49 (VII) | Yes | |

For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Date: April 7, 2010